UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _________________

Commission file number 000-08445

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Steak n Shake 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIGLARI HOLDINGS INC. 17802 IH 10 West, Suite 400 San Antonio, Texas 78257

The Steak n Shake
401(k) Savings Plan

Employer ID No.: 35-1604308
Plan #: 001

Financial Statements as of December 31, 2015 and
2014, and for the Year Ended December 31, 2015,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public Accounting Firm

THE STEAK N SHAKE 401(K) SAVINGS PLAN

NOTE:
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Steak n Shake 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of The Steak n Shake 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

June 17, 2016

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Investments — at fair value:
Money market funds	$4,863,936	$5,268,320
Mutual funds	14,647,824	15,638,880
Common stock	338,527	389,922

Total investments	19,850,287	21,297,122

Receivables:
Notes receivable from participants	232,677	243,420
Participant contributions	-	5,082
Employer contributions	-	1,007

Total receivables	232,677	249,509

Total assets	20,082,964	21,546,631

LIABILITIES — Excess contributions payable	47,448	16,907

NET ASSETS AVAILABLE FOR BENEFITS	$20,035,516	$21,529,724

See notes to financial statements.

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Contributions:
Participant contributions	$1,243,177
Employer contributions	175,912
Rollovers	1,492

Total contributions	1,420,581

Investment income:
Net depreciation in fair value of investments	(1,156,973)
Interest and dividends	641,422

Total investment loss	(515,551)

Interest income on notes receivable from participants	9,922

Total additions	914,952

DEDUCTIONS:
Benefits paid to participants	2,284,612
Administrative expenses	124,548

Total deductions	2,409,160

DECREASE IN NET ASSETS	(1,494,208)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,529,724

End of year	$20,035,516

See notes to financial statements.

THE STEAK N SHAKE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of The Steak n Shake 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions. The Plan was established effective September 28, 1953. The Plan was amended and restated as of March 15, 2010.

General — The Plan is a defined contribution plan covering substantially all employees of Steak n Shake Inc. (the “Company”) formerly named Steak n Shake Operations, Inc. and its divisions, subsidiaries, or affiliated companies upon completing six months of service and attaining age 21. The Company is a subsidiary of Biglari Holdings Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The trustee of the Plan is TD Ameritrade Trust Company.

Contributions — Participants may make voluntary contributions up to 60% of their before-tax annual compensation, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

The Company may make a discretionary contribution from net profits of Steak n Shake Inc., as defined in the Plan agreement, in such amounts as may be determined by the Company’s Board of Directors. During 2015 the Company chose not to make a discretionary contribution from net profits. The Company may also make a discretionary matching contribution for participants that have met a service requirement of one year of service (1,000 hours). Discretionary matching contributions were made during 2015.

Participants direct the investment of their contributions into various investment options offered by the Plan, including Biglari Holdings Inc. common stock. Any Company discretionary contributions are allocated based on the participant’s investment options. All amounts in participant accounts are participant-directed.

Participants of the Plan may not contribute to or reallocate their funds to the Biglari Holdings Inc. common stock fund if, at the time of such transfer, Biglari Holdings Inc. common stock constitutes more than 50% of the participant’s account balance.

Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in rollovers within the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in employer discretionary contributions and any earnings thereon based on total years of service in accordance with the following schedule:

Number of Years of	Vested
Continuous Service	Percentage

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum distribution equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the amount payable under the Plan to any participant is less than or equal to $1,000, the benefits will be paid as a lump-sum distribution. The Plan also offers voluntary withdrawals from rollover contributions and financial hardship withdrawals, subject to Plan provisions.

Forfeitures — Amounts forfeited by participants are first used to reduce future employer contributions payable under the Plan. Any remaining amounts are used to pay administrative expenses. As of December 31, 2015 and 2014, nonvested forfeited accounts totaled $480 and $522, respectively. During the year ended December 31, 2015, the Plan used forfeitures of $19,834 to offset employer contributions and no amounts to offset administrative expenses.

Notes Receivable from Participants — The Plan allows for participant loans for hardship purposes. The outstanding loans are secured by the balance in the participant’s account and bear interest at a fixed rate. As of December 31, 2015, loans mature through April 16, 2025, and bear interest at rates of 4.25%. Principal and interest are paid through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (GAAP).

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — All expenses of operating the Plan are paid at the direction of the Plan sponsor from the assets of the Plan.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of Code limits.

Investment Valuation and Income Recognition — Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Interest income is recorded as earned and dividend income is recorded on the date of declaration. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties — The Plan provides for investments in money market funds, mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

New Accounting Pronouncements — In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans.  ASU 2015-12 (1) requires an employee benefit plan to use contract value as the only measurement amount for direct investments in fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans by eliminating the requirement for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type for both participant-directed investments and non-participant directed investments.  The net appreciation or depreciation of investments for the period will still be required to be presented in the aggregate.  Part III, provides employee benefit plans with a measurement-date practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with month end.  The guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  The Plan has not yet adopted ASU 2015-12 and is currently evaluating the impact of this guidance.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), which removes the requirement for reporting entities to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are measured at fair value using the net asset value per share practical expedient.  This update is effective for fiscal periods beginning after December 15, 2016.  The Plan is currently evaluating the impact of this guidance.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014 are stated below.

	2015	2014

Fidelity Retirement Money Market	$4,860,717	$5,252,087
Third Avenue Value Fund Institutional	3,210,660	3,780,010
Vanguard Index Trust — 500 Portfolio	3,083,383	3,072,988
Vanguard Target Retirement 2020 Fund	1,074,670	1,231,263
Vanguard Target Retirement 2030 Fund	1,201,503	1,402,850
Vanguard Target Retirement 2035 Fund	1,178,827	*
Vanguard Target Retirement 2040 Fund	1,302,011	1,311,145

* Fund did not represent 5% of net assets available for benefits as of December 31, 2014.

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds:
Balanced	$(898,722)
Equity	(127,130)
Fixed income	(56,492)

(1,082,344)

Common stock	(74,629)

Net depreciation in fair value of investments	$(1,156,973)

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2015 and 2014.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Cash money market funds are valued at $1.00 per share, their stated value at year end.

Biglari Holdings Inc. common stock, which is registered on the New York Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	2015
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$10,424,551	$-	$-	$10,424,551
Equity	3,986,245	-	-	3,986,245
Fixed income	237,028	-	-	237,028

	14,647,824	-	-	14,647,824

Money market funds	-	4,863,936	-	4,863,936
Common stock	338,527	-	-	338,527

Total investments	$14,986,351	$4,863,936	$-	$19,850,287

	2014
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$11,245,853	$-	$-	$11,245,853
Equity	4,120,697	-	-	4,120,697
Fixed income	272,330	-	-	272,330

	15,638,880	-	-	15,638,880

Money market funds	-	5,268,320	-	5,268,320
Common stock	389,922	-	-	389,922

Total investments	$16,028,802	$5,268,320	$-	$21,297,122

The Plan’s policy is to recognize transfers between levels at the actual date of the event. For the year ended December 31, 2015, there were no transfers in or out of levels 1, 2, or 3.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market investments sponsored by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the trustee of the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 1,039 and 976 shares, respectively, of Biglari Holdings Inc. common stock, with a cost basis of $413,156 and $478,171, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become fully vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Company has received a favorable determination letter dated August 23, 2011, from the Internal Revenue Service stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal or state taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)		EIN#: 35-1604308
AS OF DECEMBER 31, 2015		Plan #: 001

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Fair
Lessor or Similar Party	Par or Maturity Value	Value

Money market funds:
Fidelity Investments	Fidelity Retirement Money Market	$4,860,717
* TD Ameritrade	TD Bank Institutional MMDA	30
* TD Ameritrade	TD Bank USA MMDA	3,189

Total money market funds		4,863,936

Mutual funds:
Longleaf Partners	Longleaf Partners International Fund	902,862
Pimco	Pimco Pacific Investment Short Term Fund Institutional	143,257
SEI	SEI High Yield Bond A	12,733
Third Avenue	Third Avenue Focused Credit Fund	81,038
Third Avenue	Third Avenue Value Fund Institutional	3,210,660
Vanguard	Vanguard Index Trust — 500 Portfolio	3,083,383
Vanguard	Vanguard Target Retirement 2010 Fund	295,154
Vanguard	Vanguard Target Retirement 2015 Fund	360,876
Vanguard	Vanguard Target Retirement 2020 Fund	1,074,670
Vanguard	Vanguard Target Retirement 2025 Fund	771,266
Vanguard	Vanguard Target Retirement 2030 Fund	1,201,503
Vanguard	Vanguard Target Retirement 2035 Fund	1,178,827
Vanguard	Vanguard Target Retirement 2040 Fund	1,302,011
Vanguard	Vanguard Target Retirement 2045 Fund	316,491
Vanguard	Vanguard Target Retirement 2050 Fund	578,600
Vanguard	Vanguard Target Retirement Income Fund	134,493

Total mutual funds		14,647,824

* Common stock — Biglari Holdings Inc.	Biglari Holdings Inc. Common Stock	338,527

Notes receivable from participants —
* Various plan participants	Participant loans, with interest rates
	of 4.25% and maturing at various
	dates through April 16, 2025	232,677

TOTAL		$20,082,964

* Denotes a party-in-interest

SIGNATURES

The Plan.                      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Steak n Shake 401(k) Savings Plan

By:	/s/ Duane Geiger
Duane Geiger, on behalf of Steak n Shake Inc. the Plan Sponsor

Date:  June 17, 2016

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm